Exhibit 4.9

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of blank check preferred stock, $0.001 par value per share. As of March 25, 2025, there are 10,735,119 shares of common stock issued and outstanding and 0 shares of preferred stock outstanding.

This description is intended as a summary, and is qualified in its entirety by reference to our restated certificate of formation and by-laws, which are filed, or incorporated by reference, as exhibits to our filings with the Securities and Exchange Commission.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding, shares of common stock are fully paid and nonassessable. The holders of common stock have no preferences or rights of cumulative voting, conversion, or pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock shall be entitled to such amounts as provided under applicable law.

Preferred Stock

Our certificate of formation authorizes our board of directors to issue 25,000,000 Preferred Stock, par value $0.001 per share and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares, without further stockholder approval. Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Currently, there are no outstanding shares of preferred stock.